UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934


                               (Amendment No. ___)


                             Micro-Integration Corp.
                                (Name of Issuer)


                          Common Stock, par value $.01
                         (Title of Class of Securities)


                                    594846107
                                 (CUSIP Number)


                                  April 1, 1998
             (Date of Event Which Requires Filing of this Statement)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:


     [ ] Rule 13d-1(b)
     [x] Rule 13d-1(c)
     [ ] Rule 13d-1(d)

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 5 Pages

CUSIP No. 594846107                   13G                      Page 2 of 5 Pages

--------------------------------------------------------------------------------
1.       Names of Reporting Persons                       Russell A. Hinnershitz

         S.S. or I.R.S. Identification                               ###-##-####
         Nos. of Above Persons

--------------------------------------------------------------------------------

2.       Check the Appropriate Box if a Member of a Group

         (a)      [  ]
         (b)      [  ]
--------------------------------------------------------------------------------

3.       SEC Use Only
--------------------------------------------------------------------------------

4.       Citizenship or Place of Organization        USA
--------------------------------------------------------------------------------

                           5.       Sole Voting Power                    343,884
  Number of                -----------------------------------------------------
   Shares
Beneficially               6.       Shared Voting Power                    - 0 -
  Owned by                 -----------------------------------------------------
    Each
  Reporting                7.       Sole Dispositive Power               343,884
   Person                  -----------------------------------------------------
    With
                           8.       Shared Dispositive Power               - 0 -
                           -----------------------------------------------------

9.       Aggregate Amount Beneficially Owned                             343,884
         by Each Reporting Person
--------------------------------------------------------------------------------
10.      Check if the Aggregate Amount in Row 9 Excludes Certain Shares [ ]
--------------------------------------------------------------------------------

11.      Percent of Class Represented by Amount in Row 9   12.0%
--------------------------------------------------------------------------------

12.      Type of Reporting Person                    IN
--------------------------------------------------------------------------------

CUSIP No. 594846107                  13G                       Page 3 of 5 Pages


Item 1.

Item 1(a)           Name of Issuer:

                    Micro-Integration Corp.

Item 1(b)           Address of Issuer's Principal Executive Offices:

                    One Science Park
                    Frostburg, MD 21532

Item 2.

Item 2(a)           Name of Person Filing:

                    Russell A. Hinnershitz

Item 2(b)           Address of Principal Business Office or, if None, Residence:

                    CompSource Inc.
                    546 Penn Avenue
                    West Reading, PA  19611

Item 2(c)           Citizenship:

                    U.S.A.

Item 2(d)           Title of Class of Securities:

                    Common Stock, par value $0.01 per share

Item 2(e)           CUSIP Number:

                    594846107

Item 3.             If this statement is filed pursuant to Rule 13d-1(b) or
                    13d-2(b),  Check  whether  the   person  filing is a:

        (a)  [ ] Broker or Dealer registered under section 15 of the Act

        (b)  [ ] Bank as defined in section 3(a)(6) of the Act

CUSIP No. 594846107                13G                         Page 4 of 5 Pages


     (c)  [ ] Insurance Company as defined in section 3(a)(19) of the Act

     (d) [ ] Investment Company registered under section 8 of the Investment Company Act

     (e) [ ] Investment Adviser registered under section 203 of the Investment Advisers Act of 1940

     (f) [ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund

     (g)  [ ] Parent   Holding   Company,   in   accordance   with   section
              240.13d-1(b)(ii)(G)

     (h)  [ ] Group, in accordance with section 240.13d-1(b)(1)(ii)(H)

     (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a03)

     (j)  [ ] Group, in accordance with ss.240.13d-1(b)(1)(ii)(J)


Item 4.             Ownership.

     (a)  Amount Beneficially Owned: 343,884

     (b)  Percent of Class: 12.0%

     (c)  Number of shares as to which such person has:

          (i)   sole power to vote or to direct the vote: 343,884

          (ii)  shared power to vote or to direct the vote: -0-

          (iii) sole power to dispose or to direct the disposition of: 343,884

          (iv)  shared power to dispose or to direct the disposition of: -0-

CUSIP No. 594846107                   13G                      Page 5 of 5 Pages


Item 5.             Ownership of Five Percent or Less of a Class.

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. [ ]

Item 6.             Ownership of More than Five Percent on Behalf of Another
                    Person.

                    N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

                    N/A

Item 8.             Identification and Classification of Members of the Group.

                    N/A

Item 9.             Notice of Dissolution of Group.

                    N/A

Item 10.            Certification.

                    By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                    Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Dated: 8/5/98.


                                                  By: /s/ Russell A. Hinnershitz
                                                      --------------------------
                                                      Russell A. Hinnershitz